

May 30, 2012

Via E-mail
Dennis M. Loughran
Chief Financial Officer
Rogers Corporation
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263-0188

      Re: Rogers Corporation
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 17, 2012
              Form 10-Q for Fiscal Quarter Ended March 31, 2012
              Filed May 2, 2012
              File No. 1-4347

Dear Mr. Loughran:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27
Results of Operations, page 29

1. In future filings, please separately quantify the extent to which increases/decreases in volume, prices, raw material inflation pass-through, and the introduction of new products attributed to the increase or decrease in manufacturing margins at the consolidated level and in net sales and operating income/(loss) at the reportable segment level to the extent not already provided. Please also quantify the impact of the other factors disclosed as materially impacting net sales and continuing operations results at the consolidated and segment levels. For example, your analysis of manufacturing margins for fiscal year 2011 as compared to

fiscal year 2010 discloses five factors contributing to the overall 11% decline in the margin: (a) start up costs; (b) increased raw material costs; (c) unfavorable product sales mix; (d) impact of Curamik with historically lower margins; and (e) $1.8 million charge from the fair value of Curamik's inventories. However, you quantified the impact of only one of these five factors. Please note that there are other examples throughout your results of operations analysis provided in your fiscal year 2011 Form 10-K and your first quarter of fiscal year 2012 Form 10-Q. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

2. In future filings, please ensure that you provide an analysis of the material positive and negative factors impacting operating income at the segment level. In this regard, we that High Performance Foams' operating income improved by 62.6% and operating margins improved 37.1%; however, your analysis focuses solely on the increase in net sales with no analysis of operating income beyond the $0.9 million of integration costs for the Utis acquisition during fiscal year 2010. Please note that there were other areas through your results of operations discussion and analysis in your fiscal year 2011 Form 10-K and your first quarter of fiscal year 2012 Form 10-Q in which your analysis could have been improved. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Contractual Obligations, page 45

3. In future filings beginning with your next Form 10-Q, please revise your contractual obligations table to include your long-term debt obligations and to include scheduled interest payments. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions. Please refer to Item 303(a)(5) of Regulation S-K for guidance.

Critical Accounting Policies, page 45
Goodwill and Other Intangibles, page 46

4. We note your disclosure that the excess of the estimated fair value over the carrying value of your three reporting units with goodwill ranged from $14.4 million to $249.7 million. For those reporting units with estimated fair value that substantially exceeds the carrying value, please disclose this determination in future filings. For those reporting units that have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures for each of these reporting units in future filings:
    - Identification of the reporting unit.
    - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test.

- The amount of allocated goodwill.
- A description of the reporting unit specific assumptions that drive the estimated fair value.
- A discussion of the uncertainty associated with these key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value. Please ensure this disclosure is specific for the corresponding reporting unit.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you would have provided in your fiscal year 2011 Form 10-K in response to this comment.

Note 1 – Organization and Summary of Significant Accounting Policies, page 57
Income Taxes, page 61

5. We note your statement, "[p]rovision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year the distribution is declared." It is unclear how this accounting policy is consistent with the guidance in ASC 740-30-25-19. Please advise.

Note 9 – Pension Benefits and Retirement Health and Life Insurance Benefits, page 72

6. In future filings, please provide a more company-specific description of the basis used to determine the expected long-term rate of return on assets for your pension plans. For example, disclose the expected rate of return or range for your equity and debt securities. Please also disclose the historical rates of return on assets for the most recent 10-year period and 20-year period on a total asset level and for the two asset allocation categories utilized. This disclosure will provide investors with more specific information to better understand the expected rate of return you are using. Please refer to ASC 715-20-50-1(d)(iii) for guidance. Please provide us with the disclosures you would have provided in your fiscal year 2011 Form 10-K in response to this comment.

Note 12 – Income Taxes, page 80

7. We note your disclosure that you developed a tax planning strategy during fiscal year 2010 that resulted in the reduction of the valuation allowance. In future filings, please provide investors with a better understanding as to what the tax planning strategy is, specifically why you believe the strategy is reasonable, prudent and feasible, the amount of deferred tax assets that are impacted by the strategy, and the amount you reduced the valuation allowance as a result of the strategy. Please provide us with the disclosures you intend to include in future filings.

Note 14 – Commitments and Contingencies, page 87

8. We note that you have not recognized a reserve for the disposal site in Killingly, Connecticut, in which you were identified as a PRP during the second quarter of fiscal year 2010. Please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the reasonably possible loss in excess of accrual, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

General

9. In future filings, please include the changes in the separate accounts comprising shareholders' equity as a separate statement or in the footnotes. Please refer to ASC 505-10-50-2 for guidance.

Condensed Consolidated Statement of Comprehensive Income (Loss), page 3

10. In future filings, please include the components of other comprehensive income and total comprehensive income as a single continuous financial statement or as two separate but consecutive statements in accordance with ASC 220-10-45-1 – 45-14.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Liquidity, Capital Resources and Financial Position, page 28

11. We note that you attribute a portion of the increase in inventories to your CES operating segment with lower sales volumes than anticipated, which appears to indicate that the inventories may be excess capacity. In future filings, please quantify such amounts, which allows investors to understand the amount of inventories that are at risk in the event sales volumes do not return to normal levels. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

12. We note that you amended your Credit Agreement to lower the minimum fixed charge coverage ratio. In future filings, please explain to investors why you needed to obtain amendment to your Credit Agreement. Please also disclose the actual ratios achieved for the material financial covenants required to be met, unless you are able to conclude it is reasonably likely you will meet these financial covenants. This disclosure will allow investors to easily understand your current status in meeting your financial covenants. Please refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief